SampleServe

Environmental Sampling and Data Reporting Automation

Russell Schindler
231-218-7955
russell@sampleserve.com

Investigations and Reporting Required By Law!


DISPENSERS
CONCRETE
FOUNDATION
UNDERGROUND
PIPING
UNDERGROUND
FUEL STORAGE TANKS
LEAKING FUEL

Detailed Reports Required By Law!



Analytical Box Maps


Analytical Data Results Table

Comparison Data Tables


Demo Site Corp #1234, 04/26/2019, Groundwater Elevation and Flow Direction

Groundwater Contour Maps


Iso-Chemical Contour Map - Demo Site Corp #1234, 10/21/2018, Benzene, Benzene, 1,2,4-trimethyl-, Benzene, 1,3,5-trimethyl-... +8 other substances

Iso-Chemical Contour Maps


Iso-Chemical Contour Map - Demo Site Corp #1234, 10/21/2018, Benzene, Benzene, 1,2,4-trimethyl-, Benzene, 1,3,5-trimethyl-... +8 other substances

Iso-Chemical Cross-Sections



All Types of Graphs

Days or Weeks to Generate = $2,000-$4,000 each












The Problem –
Project Management and Data Management.



Project Management - Work Scope Details



Handwritten Data & Field Notes



Handwritten Sample Bottle Labels


XENCO
Laboratories
CHAIN OF CUSTODY RECORD

Handwritten Lab Instructions



Manual Data Entry

The Solution:
Platform of Connected Software and Mobile Apps






Work Scope
Mobile Field App
Lab App
Reports
Central Database





GET IT ON Google Play

4 Parts To The Platform

1 -



Project Management Tool

3 -



Lab App – Logging Samples

2 -



Field App - QR Code Label Printing

4 -



Report - Generator

Key Technology: Digital Chain-Of-Custody

Sample




Russell Schindler
Sample ID Information
Russell Schindler
3/11/2019 9:20am
GPS LOCATION

- Username and Password
- Signature
- Selfie
- Date/Time & GPS Location
- Print Label w/ Bar-Code and/or QR-Code
- Patents Include Other Bio-metrics

Patents #10,198,676 and #10,281,367

Key Technology: Digital Chain-Of-Custody


Russell Schindler
Sample ID Information
Russell Schindler
3/11/2019 11:33am
GPS LOCATION
Relinquish Custody
Sample
Aaron Hoiles
Sample ID Information
Aaron Hoiles
3/11/2019 11:33am
GPS LOCATION
Accept Custody

Patents #10,198,676 and #10,281,367

Business Model

Project Management Tool



Field App - QR Code Label Printing



Lab App - Logging Samples



Freemium

Revenue From the Report Generator



$15 / Sample – Report Cost Based On Number Of Samples Collected

The Environmental Engineering Services Market


Annual Environmental Eng. Fees Spent World Wide
(Billions US)
$29.7
$32.8
$37.5
$43.8
2016
2018
2021
2025

Driven by ever-increasing environmental regulations and environmental liability!

Source: https://www.giiresearch.com/report/tip599532-environmental-consulting-services-market-global.html

Opportunity

18,000
Engineering Co's

135 M
Average Number of Samples Per Year

7.5 M
Average Number of Reports Per Year

$270
Average Price/ Report

$2.0 BN
Addressable Market

Customer Acquisition & Traction

Sales & Marketing

Partners & Labs
Channel Partners

Eng. Co's
25% - 40% Of Revenue

Small Co's
40% - 50% Of Revenue

Enterprise
25% - 40% Of Revenue

Projected Financials

SampleServe, Inc. - Software
Financial Summary

Income Statement	2020	2021	2022	2023	2024
Units - Samples (~ $15 each)	***27,682***	***523,861***	***2,631,135***	***4,985,879***	***9,508,767***
Net Revenue	**415,228**	**7,857,908**	**39,467,028**	**74,788,188**	**142,631,510**
Cost of Goods	4,569	10,597	25,239	60,114	143,179
Gross Margin	**410,659**	**7,847,311**	**39,441,789**	**74,728,074**	**142,488,331**
General and Administrative	179,975	261,249	292,082	323,327	353,288
Sales and Marketing	190,059	1,741,575	4,971,545	8,607,122	13,955,102
Research and Development	619,867	1,187,292	1,652,666	2,060,011	2,687,252
Operating Expenses	989,900	3,190,116	6,916,294	10,990,461	16,995,643
EBITDA	**(579,241)**	**4,657,195**	**32,525,495**	**63,737,613**	**125,492,688**
Net Income	**(530,366)**	**3,081,795**	**21,400,249**	**42,275,383**	**128,527,623**
Cash Balance	**4,046,483**	**6,931,171**	**27,493,827**	**68,784,798**	**199,505,725**
Aggregate Outside Equity	**4,600,000**	**4,600,000**	**4,600,000**	**4,600,000**	**4,600,000**
Total FTE	**10**	**27**	**48**	**69**	**90**

Yearly Value of 1 Project = $1000 - $4,000
Lifetime Value of 1 Project = $10,000 to $100,000

The Competition

		SampleServe	Status Quo Eng. Co.'s	Promium	Data Forensics	QNOPY	ATLab
Field App	Digitally Record Field Data	Yes	No	Yes	Yes	Yes	Yes
	Printed QR Coded Labels	Yes	No	No	No	No	No
	Digital Chain-Of -Custody	Yes	No	No	No	No	No
	Low Flow Calculator	Yes	No	No	No	Yes	No
	Fees	No	Yes	Yes	Yes	Yes	Yes
Reports	Data Box Maps	Yes	Yes	Yes	Yes	No	No
	Groundwater Contours	Yes	Yes	No	No	No	No
	Iso-Chemical Contours	Yes	Yes	No	No	No	No
Lab App	Direct Communication	Yes	No	No	No	No	No
	Lab Bottle Orders	Yes	No	No	No	No	No
	Lab Sample Login	Yes	No	No	No	No	No
	Find My Bottle	Yes	No	No	No	No	No

The SampleServe Team

Russell Schindler



- CEO
- Professional Geologist
- 33 Years Experience

Frank Swierz



- CTO
- Leads Product Development.
- 20 Years with Thomson Reuters

Paul Mead



- Operations
- Strategy and Execution

Eric Bergsma



- Controller
- MBA
- 34 Years Experience

Additional Market Verticals / Products

Drinking Water Sampling



BETA Version
Released Jan. 30, 2020

Cannabis Sampling



BETA Version
Nov. 2020

Soil Boring Log & Sampling



BETA Version
Nov. 2020

COVID-19



Soil Vapor Sampling


TO-Can

Wastewater Sampling



Air Stack Sampling



Wetlands/Aquatics Sampling



Asbestos Sampling



Forensic Sampling



Fund Raising
$500,000

- **<u>Bridge Round:</u> $500,000**

- **<u>Previous</u>**:
  - **Seed 2 Round:** $765,000 ended Feb 2020
  - **Seed 1 Round**: $1,100,000 closed Feb 2019
  - **$300,000**, 3-year note (converted to Equity Dec. 2019)

<u>Anticipated Future Round:</u> $3Mil 1st Quarter 2021

- **USE OF FUNDS**
  - Customer Acquisition/Support

Anticipated Exit In 3 - 6 Years
Via Acquisition.

Software Companies

EDR LightBox · HORIZON · Thermo Fisher Scientific — The world leader in serving science · HACH

Engineering Companies

Stantec · Wood Group · TRC — Results you can rely on · ARCADIS — Infrastructure · Water · Environment · Buildings · QED

Laboratories

eurofins · SGS Accutest · ALS · Pace Analytical

Russell Schindler
231-218-7955
schindler@sampleserve.com

Thank You!

Russell Schindler
231-218-7955
russell@sampleserve.com